FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com

FOSTER'S
GROUP
Inspiring Global Enjoyment

For your information as released to
The Australian Stock Exchange

82-1711

Fosters Brewing

With Compliments

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S
GROUP

Inspiring Global Enjoyment

3 March, 2004

Trevor O'Hoy Appointed as President and CEO-elect of Foster's

The Board of Foster's Group Limited (Foster's) today announced the appointment of Mr Trevor O'Hoy as the next President and Chief Executive Officer of Foster's, replacing Mr Ted Kunkel who will step down from the position on 5 April, 2004.

Mr O'Hoy is currently Managing Director of Carlton and United Breweries and brings to the role more than 28 years operational and management experience at Foster's.

Since being appointed as Managing Director of CUB in November, 2002, Mr O'Hoy has overseen a significant improvement in performance, delivering impressive earnings growth, strengthened cash flows and strong margins. Prior to this, Mr O'Hoy was Foster's Chief Financial Officer and was responsible for the group's global financial affairs. In this role, Mr O'Hoy also oversaw development and execution of Foster's corporate strategy, including the group's move into global wine with the purchase of Beringer Wine Estates in 2000.

According to Foster's Chairman, Mr Frank Swan, Mr O'Hoy is exceptionally well qualified for the CEO position and has the ability and experience to lead Foster's into its next phase of development.

"The Board is delighted, on behalf of shareholders, to have appointed such a high calibre executive to lead the company," Mr Swan said.

"Trevor has shown in each of the areas of the business in which he has been involved, strong leadership and a determination to increase value for shareholders."

"He understands extremely well the value of brands, the need to satisfy customer and consumers expectations, the importance of optimising the supply chain and the role people play in achieving first class business performance."

"Throughout his career at Foster's, Trevor has demonstrated excellent strategic skills and the ability to bring fresh, new insight to each position he has undertaken making him the ideal candidate to lead Foster's next generation of management," Mr Swan said.

Commenting on his appointment, Mr O'Hoy said, "It is a enormous honour to be appointed as Foster's CEO. I am looking forward to building on the strategic global premium branded beverages platform that is already in place and to maximising business performance in order to deliver better returns for shareholders," he said.

"Foster's Group is a strong company. Its robust balance sheet position, cash flow generative characteristics and its enviable portfolio of premium brands position the company well for future growth," Mr O'Hoy said.

3/7

As a result of Mr O'Hoy's appointment as President and CEO, he will also become an executive Director of the Foster's Board on 5 April, 2004.

Mr Kunkel will remain at Foster's until 30 June, 2004 to enable a smooth transition.

For further information contact:

Media:
Nicole Devlin
+613 9633 2261
0418 202 375

Investor Relations:
Robert Porter
+613 9633 2560
0407 391 829

Summary Terms of Employment
Mr Trevor O'Hoy
President & Chief Executive Officer

1. Term

Mr O'Hoy is employed under a service agreement with Foster's Group Ltd with no fixed term and which comes into effect on 5 April 2004. The agreement can be terminated by the Company on 12 months notice and by Mr O'Hoy on 3 months notice. Payment can be made in lieu of notice. Mr O'Hoy's performance will be reviewed at the end of each financial year.

2. Remuneration

Mr O'Hoy will receive a remuneration package of $1,320,000 per annum and this will be fixed until 1 September, 2005. In addition Mr O'Hoy will participate in the Company's Short Term Incentive Plan and, subject to shareholder approval, in the Company's Long Term Incentive Plan.

Short Term Incentive Plan

The target level for which Mr O'Hoy will receive a cash payment of 75% of his remuneration package will be achieved if Mr O'Hoy meets stretching performance targets set by the Board including achieving the budget. If performance above and beyond these targets is achieved a cash payment of up to 150% of the remuneration package is possible.

Long Term Incentive Plan

Subject to shareholder approval Mr O'Hoy will continue to participate in the Foster's Long Term Incentive Plan under which shares are issued to participants if certain performance standards are met. The performance standard is the Company's relative performance compared with a peer group of companies. Full details of Mr O'Hoy's proposed participation in the Plan will be set out in the resolution which is expected to be submitted to shareholders for approval at the AGM.